Exhibit 3.1

Explanatory Note: Attached below is Section 2.3 of Article II of the Company’s Amended and Restated By-Laws, which was further amended as set forth below.  Only Section 2.3 of Article II of the Amended and Restated By-Laws is included (as restated in its entirety) in this exhibit to the Company’s Form 8-K.

Text that was added is shown with a double underline.

ARTICLE II. SHAREHOLDERS

SECTION 2.3. Place of Meeting. The Board of Directors, the Chairman of the Board or the Chief Executive Officer may designate any place, within or outside the State of Wisconsin, and may, in their sole discretion, determine that a virtual meeting of shareholders by means of remote communication shall be held instead of a physical meeting of the shareholders as the place of meeting for the annual meeting or for any special meeting. If no designation is made the place of meeting shall be the principal office of the Corporation, but any meeting may be adjourned to reconvene at any place, including by remote communication, as designated by vote of a majority of the shares represented thereat.